Filed by L3 Technologies, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: L3 Technologies, Inc.
Commission File No. 001-37975

October 14, 2018

Dear Colleagues,

Today represents a pivotal moment in our history. I am excited to announce that we have agreed to a Merger of Equals between L3 Technologies, Inc. and Harris Corporation. The combined company will be named L3 Harris Technologies, Inc. This transformative combination creates a unique and compelling global technology company, serving the defense and commercial aerospace markets.

I have spoken often about our growth strategy and our goal to become a non-traditional 6th Prime. This merger greatly accelerates that strategy and our transformation. Together, we will have over $16 billion in revenue, approximately 48,000 employees and will serve more than 100 countries worldwide. We will capture our customers’ attention as a truly differentiated aerospace and defense technology company.

Both L3 and Harris have rich histories and proud legacies, with reputations for quality and integrity. We share a dedication to entrepreneurship and innovation and we each bring complementary capabilities and advantages to the table. Our companies possess a wealth of proprietary technologies, creating the benefits of leverage and scale with a well-balanced portfolio. Importantly, we share a similar culture and we pride ourselves on our uniquely talented and highly engaged workforces.

L3 Harris will be a true partnership of two well-respected, technologically advanced and highly innovative organizations. Harris’ Chief Executive Officer Bill Brown will serve as CEO of the combined company for two years, during which time I will be President and Chief Operating Officer, and after two years, I will become President and CEO. Our 12-member board of directors will be comprised of six representatives from each company’s current board. The combined company will be headquartered in Melbourne, FL.

Until the approval and close of the transaction, expected to occur in mid-2019, it is business as usual at both L3 and Harris. We will continue to operate as separate companies, and it is critical that we all stay focused on our day-to-day responsibilities and serving our customers.
I’m sure you have many questions. We will be communicating with everyone in the coming weeks and months as the integration planning process progresses. We will also be providing you with guidelines related to any approved interactions with Harris during this period. In the meantime, I encourage you to go to the L3 Intranet, where you will find additional details and FAQs on the merger. We have launched a new public microsite specifically for the merger, available here. For any other questions, please reach out to your Segment Leadership or members of the Executive Leadership Team.

A combination of this magnitude would not be possible without all of your enduring efforts and contributions. I hope you share my enthusiasm about today’s news and for what the future holds.

Thank you for your ongoing support and dedication to L3.

Sincerely,

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

This communication is being made in respect of the proposed merger transaction between L3 Technologies, Inc. (“L3”) and Harris Corporation (“Harris”).  In connection with the proposed merger, Harris will file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include the Joint Proxy Statement of L3 and Harris and a Prospectus of Harris, as well as other relevant documents regarding the proposed transaction.  A definitive Joint Proxy Statement/Prospectus will also be sent to L3 stockholders and Harris stockholders.  This communication is not a substitute for the Registration Statement, the Joint Proxy Statement/Prospectus or any other document that either or both of L3 or Harris or any of their respective affiliates may file with the SEC or make available to their respective stockholders.  INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

A free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about L3 and Harris, may be obtained at the SEC’s Internet site (http://www.sec.gov).  You will also be able to obtain these documents, free of charge, from L3 by accessing L3’s website at https://www.l3t.com/ or from Harris by accessing Harris’s website at https://www.harris.com/.

L3 and Harris and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from L3 stockholders and Harris stockholders in respect of the proposed transaction.  Information regarding L3’s directors and executive officers is contained in L3’s Annual Report on Form 10-K for the year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated March 26, 2018, which are filed with the SEC.  Information regarding Harris’s directors and executive officers is contained in Harris’s Annual Report on Form 10-K for the year ended June 29, 2018 and its Proxy Statement on Schedule 14A, dated September 6, 2018, which are filed with the SEC.  Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Joint Proxy Statement/Prospectus regarding the proposed merger when it becomes available.  Free copies of this document may be obtained as described in the preceding paragraph.

FORWARD-LOOKING STATEMENTS

Certain of the matters discussed in this communication are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  All statements other than historical facts may be forward-looking statements; words such as “may,” “will,” “should,” “likely,” “projects,” “financial guidance,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” and similar expressions are used to identify forward-looking statements.  L3 and Harris caution investors that these statements are subject to risks and uncertainties, many of which are difficult to predict and generally beyond L3’s and Harris’ control, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.  In addition to factors previously disclosed in L3’s and Harris’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance:  the occurrence of any event, change or other circumstances that could give rise to the right of one or both of L3 and Harris to terminate the definitive merger agreement between L3 and Harris; the outcome of any legal proceedings that may be instituted against L3, Harris or their respective directors; the risk that the stockholder approvals of L3 or Harris may not be obtained on the expected schedule or at all; the ability to obtain regulatory approvals and satisfy other closing conditions to the merger in a timely manner or at all, including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; difficulties and delays in integrating the L3 and Harris businesses or fully realizing anticipated cost savings and other benefits; business disruptions from the proposed merger that may harm L3’s or Harris’s businesses, including current plans and operations; any announcement relating to the proposed transaction could have adverse effects on the ability of L3 or Harris to retain and hire key personnel or maintain relationships with suppliers and customers, including the U.S. government and other governments, or on L3’s or Harris’s operating results and businesses generally; the risk that the announcement of the proposed transaction could have adverse effects on the market price of the common stock of either or both of L3’s and Harris’s common stock and the uncertainty as to the long-term value of the common stock of the combined company following the merger; certain restrictions during the pendency of the merger that may impact L3’s or Harris’s ability to pursue certain business opportunities or strategic transactions; the business, economic and political conditions in the markets in which L3 and Harris operate; and events beyond L3’s and Harris’s control, such as acts of terrorism.

These forward-looking statements speak only as of the date of this communication or as of the date they were made, and neither L3 nor Harris undertakes any obligation to update forward-looking statements.  For a more detailed discussion of these factors, also see the information under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in L3’s and Harris’s most recent reports on Form 10-K for the years ended December 31, 2017 and June 29, 2018, respectively, and any material updates to these factors contained in any of L3’s and Harris’s subsequent and future filings.

As for the forward-looking statements that relate to future financial results and other projections, actual results will be different due to the inherent uncertainties of estimates, forecasts and projections and may be better or worse than projected and such differences could be material.  Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.  Given these uncertainties, you should not place any reliance on these forward-looking statements.